United States
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

May 21, 2013

Date of report *(date of earliest event reported)*

Commission File No.	Name of Registrant, State of Incorporation, Address of Principal Executive Offices, and Telephone No.	IRS Employer Identification No.
000-49965	**MGE Energy, Inc.** *(a Wisconsin Corporation)* 133 South Blair Street Madison, Wisconsin 53703 (608) 252-7000 www.mgeenergy.com	39-2040501

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

[ ]   Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

[ ]   Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[ ]   Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

[ ]   Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 5.07. Submission of Matters to a Vote of Security Holders.

MGE Energy's Annual Meeting of Shareholders was held on May 21, 2013, in Middleton, Wisconsin. The final results of voting on each of the matters submitted to a vote of security holders during the annual meeting of shareholders were as follows:

1. **Election of three Class III Directors with terms of office expiring at the 2016 annual meeting of shareholders.**

	For Votes	Withhold Votes	Shares Not Voted
Mark D. Bugher	15,399,792	362,162	7,351,684
F. Curtis Hastings	15,404,722	357,232	7,351,684
James L. Possin..............	15,440,347	321,607	7,351,684

No votes were cast for any other nominee. The directors continuing in office are:

Class I Directors Term Expires in 2014	Class II Directors Term Expires in 2015
Londa J. Dewey	John R. Nevin
Regina M. Millner	Gary J. Wolter
Thomas R. Stolper	

2. **Ratification of selection of PricewaterhouseCoopers LLP to serve as MGE Energy's independent registered public accounting firm.**

For	Against	Abstained	Shares Not Voted
19,174,863	148,088	191,293	3,599,394

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

MGE Energy, Inc.
(Registrant)

Date: May 24, 2013

/s/ Jeffrey C. Newman

Jeffrey C. Newman
Vice President, Chief Financial Officer,
Secretary and Treasurer